

October 31, 2013

Via Email
Rachel Boulds
Chief Financial Officer
Independent Film Development Corporation
420 North Camden Drive, Retail Level
Beverly Hills, California 90210

> **Re:** **Independent Film Development Corporation**
> **Form 10-K for the year ended September 30, 2012**
> **Filed January 15, 2013**
> **File No. 000-53103**

Dear Ms. Boulds:

We have reviewed your amendment and response letter filed on October 2, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2012

Financial Statements

1. We note that your financial statements contain periods which are not included within the independent auditor's opinion on page F-2, and are labeled "Unaudited" on the face of the financial statements. In accordance with Regulation S-X, there are no circumstances under which it is acceptable to include unaudited financial periods within an annual filing. Therefore, please amend your financial statements to include an auditor's report covering all periods presented within the financial statements, and to remove the "Unaudited" designation from all financial statements. As previously indicated, in situations where a current auditor relies on the work of a predecessor auditor with respect to discrete reporting periods that are part of the cumulative amounts since inception, the predecessor auditor's report must also be included in the

filing. Please note that any reports presented must be signed by an auditor currently registered with the PCAOB. Refer to Rule 2-05 of Regulation S-X.

General

2. With regard to your Form 10-K/A as filed on October 2, 2013, which contains financial statement periods which are unaudited, you are required to file an Item 4.02(b) Form 8-K notifying investors that they can no longer rely on the audit report related to previously issued financial statements, as included in the Form 10-K filed on January 15, 2013. This form should be filed immediately.

3. In addition, consideration should be given to whether or not an Item 4.02(a) Form 8-K, informing investors that they can no longer rely on the previously issued financial statements, is required. If you determine that this form is not required, provide a thorough and detailed explanation in your response explaining how you reached the conclusion that the reliability of the financial statements has not been compromised. Otherwise, this form should be filed immediately.

You may contact Kristin Shifflett at 202-551-3381 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief